ANNUAL REPORT 2008

For the year ended January 31, 2008

Sekisui House, Ltd.

Our Corporate Profile

Sekisui House, Ltd. is Japan's leading home builder, with profitability and dividends that well exceed the average for the industry. Our base of business is the construction, sale, purchase and administration of residential properties; the design, execution, contracting and supervision of construction projects; real estate brokerage and landscaping. Since our establishment in 1960, we at Sekisui House have achieved steady growth, becoming an ever-increasingly active participant in the Japanese construction industry.



Contents

Financial Highlights

Sekisui House, Ltd. and Subsidiaries

	Millions of yen					Thousands of U.S. dollars
	2008	2007	2006	2005	2004	**2008**
For the year:						
Net sales	¥ **1,597,807**	¥ 1,596,183	¥ 1,501,857	¥ 1,372,244	¥ 1,326,039	**$ 15,016,983**
Net income	**60,352**	62,663	43,029	23,659	37,762	**567,218**
At year ended						
Total assets	**1,349,441**	1,278,770	1,098,203	1,140,231	1,181,013	**12,682,716**
Net assets	**770,963**	798,303	686,034	687,917	689,349	**7,245,893**

	Yen					U.S. dollars
	2008	2007	2006	2005	2004	**2008**
Per share:						
Net income	¥ **87.70**	¥ 89.26	¥ 62.94	¥ 33.80	¥ 53.30	**$ 0.82**
Cash dividends applicable to the year	**24.00**	22.00	20.00	18.00	18.00	**0.23**

Note: U.S. dollar amounts above and elsewhere in this report represent translations of Japanese yen, for convenience only, at the approximate exchange rate of 106.40 yen = U.S. $1, effective at January 31, 2008.

Net Sales
Billions of yen


2008
2007
2006
2005
2004
1,597.8
1,596.2
1,501.9
1,372.2
1,326.0

Net Income
Billions of yen


2008
2007
2006
2005
2004
60.4
62.7
43.0
23.7
37.8

Net Income Per Share
Yen


2008
2007
2006
2005
2004
87.7
89.3
62.9
33.8
53.3

To Our Shareholders



Seeking "Real Value" of habitat, with a long-term perspective and paying attention to the environment

First of all, we announce that Isami Wada, President & CEO, assumed the office of Chairman & CEO, and Toshinori Abe, Director & Senior Managing Officer, assumed the office of President & COO of Sekisui House (the "Company") as of April 24, 2008. Under the new management, we are committed to further development of the Company's business. Your continued support and cooperation are greatly appreciated.

Starting the concept of "200-Year Housing", where people can live over generations

The long-term quality housing policy addressed by the government has moved forward. The basic concept of the policy is that the house should not be consumed by one individual but should be treated as social infrastructure as a whole. Therefore, it is best for the society to build high-quality houses, maintain with care and keep for several generations. This new housing policy was promoted by the government following the enactment of the Basic Act for Housing in 2006. By building the prime quality house and establishing the effective system of maintenance and renovation, it will become a great step to improve the Japanese housing environment in terms of quality and not just quantity.

The long-term quality housing will reduce the rebuilding cost and maintainance cost in a long term. It is also feasible for individuals to enjoy actual benefits, such as tax reductions. Additionally, if the life of housing becomes longer, it will lead to the waste reduction and efficient use of resources. When such an energy-efficient housing becomes popular, it is expected to substantially facilitate to reduce CO_2 emission. The 2008 G8 Summit will be held in Japan, where the environmental issue is one of main topics to be discussed. We strongly believe that the long-term quality housing must attract more public attention in viewing the reduction that the environmental is burdened with.

Increased significance of the housing suppliers' role
The era in which technology and total capacities are inquired

The functions of housing suppliers in realizing the ultra-long, or long life housing will further increase from this time forward. In other words, there can be new possibilities and business opportunities for us. The first thing we need to tackle is to reinforce the skeletons of a house that can increase durability. The *SHEQAS*, an earthquake absorbed system that we developed, is used for this purpose. It is fair to say that our advanced technology is a "must" to support the long-life of housing. In addition, the "*infill*", meaning housing interior, equipment and specifications, will need to be variable according to changes in generations, lifestyles, and family members. We believe that in the future, the remodeling business will evolve into the new business segment, also known as the "*infill*" industry.

It is said that our advanced undertaking and the requirement of the era have been matched in regards to the long-term quality housing concept. Our forward-looking business operated under the brand name, *EVERLOOP*, where we repurchase housing for our own development from owners, is also essential to hand down the high-quality houses to future generations under the long-term prime housing policy. As a housing supplier, we exist in an era where the comprehensive capacities are required, including flexible response to a broad range of customer requests. We endeavor to provide new values to society by satisfying various customer requests one by one.

We will promote to foster a good town,
by creating an good environment in a good site

The long-term perspectives and the relationship with the earth are valued foremost these days. This is also

applicable to the urban development business. For example, in the *Gotenyama Project*, a large-scale urban redevelopment project in Tokyo, we plan to build the low-, and medium-rise buildings by utilizing the hilly geographical features in the district, but will not dare to take the choice to build skyscrapers. This idea is rooted from the long years it would take to arrange a beautiful townscape.

With respect to the ongoing *Honmachi Garden City Project* along the Midosuji Boulvebard, designated as the "Special Area for Urban Renaissance" from Osaka-city, we plan to create and produce a place to offer vitalization, communications and relaxation to people, by specifically focusing on public interests. In this area, the world top brand, St. Regis Hotel will open its first hotel in Japan.

Our basic attitude towards the urban redevelopment business is to add a heightened value to the district. There has never been an idea in which we build only buildings and sells such value by the piece. Rather, with a long-term perspective we are particular about the heightened value to be added. We strive to create a good environment and foster good towns in good sites, and improve the corporate values.

We promote steady and sincere business but are not swayed by an immediate profit
With the emergence of the long-term quality housing, housing developers are sought to have high-degree and more specialized technologies, and R&D capabilities to see things in the long term. Currently, we are addressing to create a future-oriented house through collaborative researches with academic institutions such as Osaka University and Chiba University. However, our basic idea is always to ensure the customers safety, security and the "life-time housing". The idea behind this is the present which is the best moment. We will not act out in order to attract attention, but will continuously seek the real value to maintain our customer satisfaction.

Financial Analysis

During Fiscal 2007, initially the Japanese economy registered a mild recovery as companies increased their capital expenditures on the back of brisk performance, and private consumption recovered thanks to an improved employment environment. Nevertheless, sustained high prices of raw materials and the subsequent turbulence in global financial markets which was triggered by the sub-prime loan crisis have had a significant impact on crude oil and other commodity prices, leaving the future economic outlook uncertain.

In the housing market, prices of built-for-sale housing including condominiums rose as land prices showed smaller declines on a nationwide basis and began to increase in metropolitan areas. Also, now that demand from the second baby boomer generation has run its course and economic prospects have become uncertain, the outlook for the housing market has deteriorated. In addition, confusion over and a resultant delay in the building-confirmation application procedure following the enforcement of the amended Building Standards Law resulted in a sharp decline in new housing starts in July and thereafter, which has exerted a far-reaching impact on the economy. Meanwhile, the sub-prime loan crisis delivered a major blow to the Japanese stock market, and erosion of the value of mutual fund and other financial assets in Japan became a major factor in diminishing incentives for housing investment. The above being the case, the housing sector as a whole was slow.

Against this backdrop, we put onto the market new lines that we expect to become our future mainstays and took a series of actions designed to reinforce Built to Order Housing Business, while investing proactively in a new urban redevelopment project.

In the Built to Order Housing business, we introduced the seismic damping *Be Ecord* and *IS Order* lines, which come equipped with *SHEQAS* (the Sekisui House Earth Quake Absorbed System) and *TAFCLEAR* (Toughness, Anti-stain, Facing + Clear) painting, completing our full lineup of "earthquake-resistant," "seismic damping," and "base isolated structure" steel-frame detached houses. We also added a wood-frame line *Yukari*, featuring enhanced Japanese elegance, to our Japanese-style lines, which received the Good Design Award 2007. In response to the demand for low-rise apartments which is becoming increasingly individual and diverse, we launched *Villace* and *Curavie*, whose stately appearance matches with the surrounding landscape.

In our Real Estate for Sale Business, we remained active in purchasing land for sale in order to promote sales of quality housing complexes with high added values. We also organized the sales promotion event *Machinami Sankan-bi* (visits to existing subdivisions with superior living environments) in a bid to expand our sales share.

In the condominiums business, we offered high-value-added lines both in terms of their facilities and surroundings by developing attractive neighborhoods for our condominiums that blend into the surrounding landscape through the use of our extensive know-how amassed in the detached housing business. Going forward, we will continue to devote our resources to metropolitan and other areas where the demand for high-value-added condominiums is high, while enhancing our brand value even further.

In urban redevelopment business, the sales of our retained interest in *Akasaka Garden City* office building and part of our stake in *Tokyo Mid-town* contributed greatly to the performance. As shown by the recent decision concerning *Gotenyama Project*, we will continue making aggressive investments in this business and carry out projects based on our time-honored philosophy on urban development.

With maximizing synergies within the Group through a tighter alliance with Sekiwa Real Estate companies, management of leasing properties performed well. We also made aggressive efforts in ensuring orders for block leasing and management of leasing properties, while offering services that allow customers to search properties that match their lifestyle, thus increasing the satisfaction of both owners and residents. We also worked on creating quality stock by sustaining a high occupancy rate and extensive involvement in the maintenance of properties, directing the Group's entire energies to the strengthening of our proposal capacity.

For the remodeling business, we reached out to owners of our existing stock built by the company. Our proposals range from space design, namely, the alteration of room arrangements according to their current lifestyle, to remodeling them into environmentally-friendly, energy-efficient housing, by way of promoting the spread of high performance sashes and installing high-efficiency water heaters and solar power generation systems.

For the exterior business, we promoted "*Gohon no ki*" gardening concept to help the creation of a rich natural environment that achieves harmony between humankind and nature and provides an ecological link with surrounding woods and woodlot by planting trees of the original species and native varieties of the region.

As a result, consolidated net sales increased by 0.1% to 1,597,807 million yen ($15,016,983 thousand). Consolidated operating income decreased by 1.7% to 109,728 million yen ($1,031,278 thousand) and consolidated net income by 3.7% to 60,352 million yen ($567,218 thousand).

With the understanding that the economy as a whole is on a track to recovery, despite uncertainties about the future economic outlook, such as weak private consumption owing in part to slow private income growth attributed to a low labor's relative share, we intend to push aggressive marketing programs in order to achieve our growth strategy. The Basic Act for Housing enacted in 2006 aims at forming safe, secure, quality housing stock and residential environments, making housing trade fair, and facilitating its distribution, thereby realizing affluent housing for the people. Being fully aware of its duty as a public organ, we will strive to increase the satisfaction of all three of its major stakeholders, namely, customers, employees, and shareholders, thereby sincerely fulfilling our responsibilities to society as a whole.

Based on a new medium-term management plan laid out in March 2008, we will aim towards sustainable growth

between 5% and 10% averagely for all the business segments over the mid- and long-term, despite any changes in respective market sizes, and make aggressive investments in the real estate development business, among others. In order to conduct various kinds of businesses both promptly and efficiently amid the rapidly changing management environment, we will investigate and pursue many possibilities, without becoming a slave to conventional management practices. We look for consolidated net sales of 1,850 billion yen, recurring income of 125 billion yen, and net income of 70 billion yen for the year ending January 31, 2011.

We carried out share buyback of 2.5 million shares in March and 30 million shares in June 2007 and plan to cancel these repurchased treasury stock. In addition, we have set 24 yen per share as a stable annual dividend. We will take into consideration the overall condition and profitability as well as the capital requirements for expansion and, in time, aim for increased dividend payments with an eventual dividend payout ratio target of 30% or higher. We will implement measures to improve asset efficiency, including disposal of treasury stocks, and will make every effort to increase shareholder returns.

We wish also continue to compensate our shareholders aggressively in proportion to earning growth.

Isami Wada
Chairman & CEO

Toshinori Abe
President & COO

Sekisui House Topics

Environmental and Social Responsibility

In our efforts to help realize a sustainable society, Sekisui House, Ltd. proclaimed the "Declaration of Sustainability" in 2005, setting sustainability as a cornerstone of our corporate activities. The following outlines some of our efforts so far.

Prevention of global warming has assumed a place as one of the most urgent themes of the 2008 G8 Summit in Japan. The efforts of Japan to reduce CO_2 emission are, however, behind schedule in the public welfare sector, and the Japanese government is expected to take proactive measures to demonstrate leadership and assume the initiative in this regard. Sekisui House is one of the world's largest housing suppliers, having sold thus far over 1.9 million houses, 800,000 of which are detached houses, and supplying nearly 20,000 housing units per annum. As such, we believe that it is highly significant that we supply environment conscious housing that will set an advanced model for others to follow both at home and abroad, and we also keenly recognize that it is our responsibility to advance this cause.

Saving and creating energy - "Carbon neutral" housing launched

In April 2008, Sekisui House put on the market "*CO_2 Neutral House*." This eco-friendly housing uses state-of-art energy conservation techniques in order to minimize CO_2 emission, which is then offset by generating power with such advanced technologies as fuel cells and solar photovoltaic systems. Any surplus "clean energy" may be sold to power companies. With this development, we became the first among Japanese housing suppliers to introduce "carbon neutral" technology to its offerings.

This process of balancing CO_2 emission is comprised of four steps. First, consumption of energy for heating and cooling is kept at a minimum by setting the level of thermal insulation performance and air-tightness of housing - two prerequisites for reducing environmental stress during everyday life - at 20% higher than the government's most stringent guidelines ("Next generation energy-saving standards"). Then, energy consumption from everyday life is controlled by using the most energy-efficient housing equipment available. Through the use of fuel cells for high efficiency power generation, some 70% of CO_2 emission from any remaining energy consumption is able to be offset. Fuel cells present one of the alternative technologies available for environmental protection. We are participating in demonstration experiments made by the national government while cooperating with energy businesses to promote this viable technology. To complete the process, the remaining energy required is generated by a solar photovoltaic device, and any surplus electric power is sold to power companies. As a result, the balance of CO_2 that our housing emits from everyday life will be neutralized.

Much is expected from the use of household fuel cells, and the Japanese government is working to promote their diffusion. By the end of January 2008, Sekisui House had installed 49 fuel cell systems, which ranks us at the top among housing developers. We will remain committed to the introduction of advanced environmental technologies that we believe will become the future standards, including photovoltaic power generation systems, thus making significant contributions to the fight against global warming

Building housing in accordance with a voluntary action plan for prevention of the global warming

In addition to the initiatives described above, we are also supplying standard housing which features an advanced level of anti-global warming technology.

We have developed "*Action Plan 20*", a goal we set voluntarily, and been working to cut CO_2 emissions released from occupied houses, which account for about 70% of CO_2 emissions released during the housing life cycle, by 20% over the projected amount for 2010 (6% decrease over 1990).

Sekisui House now includes energy-saving high-efficiency water heaters and other features as standard equipment in our newly built homes. These features will achieve at least a 20% reduction in CO_2 emissions and are based on our next-generation energy-saving specifications standardized in our all detached houses, and we have been leading the industry in this field since 2003. Furthermore, we are proactively proposing photovoltaic power generation systems by offering to share in some of the costs.

We have also been working to improve energy conservation in existing homes, and this plays a large part in decreasing CO_2 emissions in the household sector. Efforts are being made to create comfort for residents and enhance energy savings by taking advantage of the merits of our remodeling technologies for improving heat insulation performance established in our prefabricated housing.

Among many examples in this regard is the demonstration experiment of biomass gasification power generation system at one of our factories, in a bid to utilize remainder materials as fuels.

Furthermore, we built an experimental house in Tokyo, open to the public, where live-in experiments have begun to test sustainability, e.g., incorporating nature into the design of a house in an urban setting, and making use of domestically-produced timbers and recycled construction materials.



Sustainable Design Laboratory

"EVERLOOP"-repurchase of housing sold by the Company for reusing purposes

The life of housing in Japan is significantly shorter than that of Western countries, averaging at approximately thirty years. Since Japan has yet to develop a social system for assessing fair value of previously-owned housing, and the secondary housing market is smaller than its counterparts in Western countries, it has become an issue of national importance to develop a system which would make it possible for people to live in quality housing over the course of several generations, rather than simply demolishing it after three decades, thereby reducing environmental stress. In the Basic Act for Housing enacted in June 2006, it is stated that a quality housing stock be developed as a part of the social infrastructure. In 2008, the law concerning promotion of long life quality housing was enacted.

In anticipation of these moves in society, we launched a new business of repurchasing housing of our own development in 2007, rejuvenating homes with our unique remodeling techniques, and enhancing their attractiveness and performance for resale. So far, we have repurchased over 100 housing units, which will be put back onto the market.

With this business, we aim to stimulate the fledging secondhand home market in Japan, and at the same time increase customers' asset value. This initiative has become possible because of our confidence in the structure and quality of our prefabricated houses, as well as our unique systems for extended warranty and after-sales support. We believe that the fact that Sekisui House - Japan's largest housing developer - has taken this initiative will have no small impact on society.

"Zero" emission achieved throughout the entire process of production, construction, and remodeling

We are making constant efforts to reduce construction waste and promote efficient use of resources by living up to the principle of "Reduce, Reuse, and Recycle." As the first company in the industry to be authorized by the Minister of the Environment to dispose of construction site waste across administrative boundaries, we created a unique recycling system and achieved zero-emission of waste material at our new house construction sites in 2005, and at our remodeling sites in 2007.

In this unique system, waste is firstly sorted into 27 different types at construction sites. Next, it is sorted again into about 60 types at recycling centers at our factories, from where it goes back into our previously developed zero-emission recycling system. Thus we were also able to develop high traceability in the system due to our consistent waste disposal practices at our facilities.

Coupled with the efforts to reduce the volume of waste material generated at our new house construction sites, this system has proven effective in achieving zero-emission. In 2000, the average amount of waste was about 2,900kg per house built, but it is now about 1,500kg, and we will intend to reduce it still further.

Guidelines for the purchase of wood and chemical substances

In the hopes of further improving the quality of our supply chain management and traceability, we have established guidelines for the purchase of wood and chemical substances ahead of our competitors in 2007, through close cooperation with international NGOs. The guidelines demand that we endorse the preferred use of "fairwood," with a view towards preventing illegal lumbering, while also giving due attention to regional economies, environments, and ecosystems. With regard to

chemical substances, we have decided to voluntarily abolish the use of those chemical substances whose use are not banned, and ensure the strict self-management of those which must be monitored. We are also involving our supply chain in these efforts.

Conserving biodiversity through the *"Gohon no ki"* gardening concept

We promote *"Gohon no ki"* gardening concept, which is designed to help maintain ecosystems by planning indigenous trees where wild birds can gather. Planting trees that attract wild birds and butterflies in the gardens of new houses or housing complexes can foster a small ecosystem, thus creating a network for interacting with the surrounding natural environment. With four distinguished seasons on land that stretches out long and thin from north to south, vegetation varies among different areas of this country with a largely moderate climate. We are in the process of developing our own guidelines that we can refer to when recommending what trees to plant in each region. We also created a website for mobile phones, where people can easily learn about the relationships between trees and living things, thus providing the public with opportunities to observe nature and foster their awareness of nature conservation. In the fiscal year ended January 2008, we planted approximately 800,000 trees. It can be said that this unique initiative attempts to conserve biodiversity as part of regular business.



Establishing brands for urban development

Sekisui House set out the original "Urban Development Charter" to build towns that are pleasant to live in, in cooperation with residents, as part of our efforts to strengthen our nationwide real estate for sale business. Our goal is to build beautiful, quality towns where residents will want to stay.
In addition to designing buildings with due regard given to the environment, we typically develop land by retaining as much of the topography and trees of the district as possible, arrange fieldstones, and create a waterfront environment, with the most detailed attention being given to layout, colors, and materials, as well as to building designs and the surrounding landscape. The aforementioned *"Gohon no ki"* plays an integral part in this urban development planning.

With these guidelines, we have voluntarily gone one step beyond of what is required by law or administrative guidance. Based on this companywide concept, we have hosted sales promotional event *"Machinami Sankan-bi"* since 2006, opening to prospective customers a total of 3,000 houses and housing complexes nationwide. Through these initiatives, we will establish a brand for our housing complexes that fosters community in such a way that local culture and characteristics are given full precedence.

Redeveloping urban districts in harmony with the environment and landscape

A large-scale urban redevelopment project in Tokyo, *Gotenyama Project* will feature an office building with an intentionally low height so that it blends in well with the surrounding environment and landscape. Along downtown Osaka's Midosuji Boulevard we have initiated yet another large-scale project, the *Hommachi Garden City*, a complex structure that stands out among the townscape, a core tenant being the premium hotel chain St. Regis Hotel. These are just a few examples of such high-value-added projects, which will tap into our proven skills that we have accumulated as a leading housing developer and remain in harmony with the surrounding environment and landscape.


Akasaka Garden City

Sustainability research through industry-university cooperation

Through close cooperation with universities, Sekisui House is involved in R&D of interdisciplinary subjects that are of great importance for sustainability, such as environmental engineering, resource recycling technology, healthcare, and the most ideal concepts of housing and community.

We have also built and donated to Osaka University a sustainability science research center, and will participate in their research activities there. With Chiba University, we are jointly working on a housing space research project with the aim of reducing the chemicals released by housing. We are also involved in an advanced housing design workshop jointly with the Massachusetts Institute of Technology.

Activities for a better lifestyle culture

One of our social responsibilities is to provide society with the broad knowledge and experience we have acquired through our housing business and to help create housing and an environment with a rich sense of humanity. We have been promoting awareness about housing at Japan's first experience-based facility, "*Nattoku kobo* (Home Amenities Experience Studio)" established in Kyoto in 1990, where visitors can fully utilize all their five senses to appreciate various concepts of housing. The facility is open to the public, including architecture professionals, welfare professionals, general residents, as well as constructors, and also contributes to school education. The total visitor count has already exceeded 500,000. A similar initiative is being promoted at our experiment-based facilities "*Sumai-no-Yume-Kojo*," built within the premises of our six factories nationwide. We also focus on consumer education by holding courses about housing and lifestyle for local residents.

Promotion of CSR

It has been four years since we established the CSR committee, an advisory body to the board of directors which is chaired by the Company's CEO Isami Wada. The committee includes three outside members: the ex-CEO of a private enterprise, a business professor, and a lawyer. These people meet four times a year to hold lively discussions and exchange views, making the company aware of the public eye and its opinions, thereby encouraging it to accelerate its programs in a positive manner. While conducting internal opinion surveys and other monitoring programs, as well as training seminars and committee activities at individual workplaces, we are determined to fulfill its social responsibilities by promoting compliance and diversity-conscious business, and enhancing communication with stakeholders.

The aforementioned activities are representative of our "Sustainability Report," which we released to report on our across-the-board activities in fiscal 2007, regarding the environment and our social responsibilities.
We also received the Minister of the Environment's Commendation for Global Warming Prevention Activity for two consecutive years (for "Action Plan 20" in 2006, and for "efforts to develop communities sustainable into the future" in 2007).

Management's Discussion and Analysis

Results of Operations

For the year ended January 31

	Millions of yen (percentage change)				
	2008	2007	2006	2005	2004
Net sales	**¥ 1,597,807 (0.1)**	1,596,183 (6.3)	1,501,857 (9.4)	1,372,244 (3.5)	1,326,039 (2.0)
Cost of sales	**¥ 1,269,243 (0.1)**	1,267,995 (4.5)	1,213,190 (10.4)	1,098,520 (4.0)	1,055,989 (1.9)
Operating income	**¥ 109,728 (-1.7)**	111,571 (39.5)	79,981 (4.4)	76,639 (-4.6)	80,334 (10.4)
Net income	**¥ 60,352 (-3.7)**	62,663 (45.6)	43,029 (81.9)	23,659(-37.3)	37,762 (9.3)
	Yen (percentage change)				
Net income per share (Note 16)	**¥ 87.70 (-1.7)**	89.26 (41.8)	62.94 (86.2)	33.80 (-36.6)	53.30 (9.4)

Net Sales
Billions of yen


2008
1,597.8
2007
1,596.2
2006
1,501.9
2005
1,372.2
2004
1,326.0

Operating Income
Billions of yen


2008
109.7
2007
111.6
2006
80.0
2005
76.6
2004
80.3

Net Income
Billions of yen


2008
60.4
2007
62.7
2006
43.0
2005
23.7
2004
37.8

Financial Position

For the year ended January 31

	% of total assets				
	2008	2007	2006	2005	2004
Current assets	**68.7**	70.3	64.9	64.4	58.5
Inventories	**52.6**	39.0	39.8	31.8	24.4
Investments and other assets	**13.2**	13.5	16.7	19.4	19.6
Property, plant and equipment	**18.1**	16.2	18.4	16.2	21.9
Current liabilities	**28.1**	29.7	29.8	31.1	26.8
Long-term liabilities	**14.8**	7.9	7.8	8.6	14.8
Long-term debt	**8.9**	1.6	–	0.8	3.4
Total net assets	**57.1**	62.4	62.4	60.3	58.4

Total Assets
Billions of yen


2008
1,349.4
2007
1,278.8
2006
1,098.2
2005
1,140.2
2004
1,181.0
Property, plant and equipment
Inventories
Investments and other assets
Other current assets

Five-year Summary

Sekisui House, Ltd. and Subsidiaries
For the Year ended January 31

	Millions of yen					Thousands of U.S. dollars
	2008	2007	2006	2005	2004	**2008**
Net sales	¥ **1,597,807**	1,596,183	1,501,857	1,372,244	1,326,039	**$ 15,016,983**
Operating income	¥ **109,728**	111,571	79,981	76,639	80,334	**$ 1,031,278**
Net income	¥ **60,352**	62,663	43,029	23,659	37,762	**$ 567,218**
Total assets	¥ **1,349,441**	1,278,770	1,098,203	1,140,231	1,181,013	**$ 12,682,716**
Net assets	¥ **770,963**	798,303	686,034	687,917	689,349	**$ 7,245,893**

Segment information (Note 18):	Millions of yen					Thousands of U.S. dollars
	2008	2007	2006	2005	2004	**2008**
Built to order housing	¥ **715,097**	725,869	726,920	709,832	744,600	**$ 6,720,836**
Real estate for sale	¥ **403,083**	421,064	347,724	273,455	202,532	**$ 3,788,374**
Real estate for leasing	¥ **336,228**	311,881	292,672	270,765	250,633	**$ 3,160,038**
Other	¥ **160,123**	150,607	142,913	128,802	134,199	**$ 1,504,915**

Amounts per share (Note 16):	Yen					U.S. dollars
	2008	2007	2006	2005	2004	**2008**
Net income per share	¥ **87.70**	89.26	62.94	33.80	53.30	**$ 0.82**
Diluted	¥ **87.68**	89.25	—	—	51.39	**$ 0.82**
Net assets	¥ **1,139.63**	1,125.75	1,028.46	979.40	959.96	**$ 10.71**
Dividends	¥ **24.00**	22.00	20.00	18.00	18.00	**$ 0.23**

*See notes to consolidated financial statements.

Consolidated Balance Sheets

Sekisui House, Ltd. and Subsidiaries
January 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	**2008**
Assets			
Current assets:			
Cash and cash equivalents	**¥ 60,236**	¥ 229,499	**$ 566,128**
Short-term investments *(Note 4)*	**140**	1,447	**1,315**
Notes and accounts receivable:			
Affiliates	**106**	137	**996**
Trade	**84,589**	84,303	**795,009**
Other	**16,572**	16,064	**155,752**
Less allowance for doubtful accounts	**(1,843)**	(1,904)	**(17,321)**
	99,424	98,600	**934,436**
Inventories *(Notes 5 and 8)*	**709,185**	499,226	**6,665,273**
Deferred income taxes *(Note 9)*	**45,522**	55,034	**427,838**
Other current assets	**12,956**	15,251	**121,767**
Total current assets	**927,463**	899,057	**8,716,757**
Property, plant and equipment, at cost:			
Land *(Note 8)*	**105,111**	88,497	**987,885**
Buildings and structures *(Note 8)*	**202,329**	180,375	**1,901,588**
Machinery and equipment	**90,838**	86,696	**853,741**
Construction in progress	**5,964**	3,567	**56,053**
	404,242	359,135	**3,799,267**
Less accumulated depreciation	**(159,994)**	(151,435)	**(1,503,703)**
Property, plant and equipment, net	**244,248**	207,700	**2,295,564**
Investments and other assets:			
Long-term loans receivable	**33,714**	35,313	**316,861**
Less allowance for doubtful accounts	**(1,484)**	(1,609)	**(13,947)**
	32,230	33,704	**302,914**
Investments in securities *(Note 4)*	**82,770**	90,263	**777,914**
Investments in affiliates *(Notes 6 and 8)*	**3,028**	1,388	**28,459**
Deferred income taxes *(Note 9)*	**4,941**	1,654	**46,438**
Intangible assets	**8,356**	7,214	**78,534**
Prepaid pension cost *(Note 12)*	**6,918**	200	**65,019**
Other assets	**39,487**	37,590	**371,117**
Total investments and other assets	**177,730**	172,013	**1,670,395**
	¥ 1,349,441	¥ 1,278,770	**$12,682,716**

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	**2008**
Liabilities and net assets			
Current liabilities:			
Notes and accounts payable:			
Affiliates	**¥ 3,306**	¥ 3,240	**$ 31,071**
Trade	**157,530**	166,365	**1,480,545**
Short-term bonds payable *(Note 7)*	**40,000**	—	**375,940**
Accrued income taxes *(Note 9)*	**27,530**	38,464	**258,741**
Advances received on construction projects in progress	**87,033**	98,105	**817,979**
Allowance for employees' bonuses	**17,030**	20,241	**160,057**
Allowance for directors' and corporate auditors' bonuses	**860**	840	**8,083**
Other current liabilities	**46,315**	51,786	**435,291**
Total current liabilities	**379,604**	379,041	**3,567,707**
Long-term liabilities:			
Long-term debt *(Note 7)*	**120,418**	20,049	**1,131,748**
Guarantee deposits received *(Note 8)*	**54,665**	53,145	**513,769**
Deferred income taxes *(Note 9)*	**26**	2,893	**244**
Accrued retirement benefits for employees *(Note 12)*	**20,107**	21,703	**188,976**
Accrued retirement benefits for directors and corporate auditors	**1,235**	1,099	**11,607**
Other liabilities	**2,423**	2,537	**22,772**
Total long-term liabilities	**198,874**	101,426	**1,869,116**
Contingent liabilities *(Note 13)*			
Net assets:			
Shareholders' equity *(Note 10)*:			
Common stock:			
Authorized: 1,978,281,000 shares			
Issued: 2008 and 2007 - 709,385,078 shares	**186,554**	186,554	**1,753,327**
Capital surplus	**254,127**	254,133	**2,388,412**
Retained earnings *(Note 19)*	**377,565**	333,838	**3,548,543**
Less treasury stock, at cost *(Note 19)*	**(58,531)**	(662)	**(550,103)**
Total shareholders' equity	**759,715**	773,863	**7,140,179**
Valuation and translation adjustments:			
Net unrealized holding gain on securities	**10,893**	24,035	**102,378**
Deferred losses on hedges	**(4)**	—	**(38)**
Translation adjustments	—	146	—
Total valuation and translation adjustments	**10,889**	24,181	**102,340**
Stock subscription rights *(Note 10)*	**67**	—	**630**
Minority interests	**292**	259	**2,744**
Total net assets	**770,963**	798,303	**7,245,893**
	¥ 1,349,441	¥ 1,278,770	**$12,682,716**

See notes to consolidated financial statements.

Consolidated Statements of Income

Sekisui House, Ltd. and Subsidiaries
Years ended January 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	**2008**
Net sales ***(Note 18)***	**¥ 1,597,807**	¥ 1,596,183	**$15,016,983**
Cost of sales	**1,269,243**	1,267,995	**11,928,976**
Gross profit	**328,564**	328,188	**3,088,007**
Selling, general and administrative expenses	**218,836**	216,617	**2,056,729**
Operating income *(Note 18)*	**109,728**	111,571	**1,031,278**
Other income (expenses):			
Interest and dividend income	**2,799**	2,647	**26,306**
Interest expense	**(1,153)**	(106)	**(10,836)**
Loss on revaluation of real estate held for sale *(Note 17)*	**(3,375)**	(2,828)	**(31,720)**
Loss on revaluation of securities	**(566)**	(7)	**(5,320)**
Other, net	**1,999**	134	**18,788**
Income before income taxes and minority interests	**109,432**	111,411	**1,028,496**
Income taxes ***(Note 9)*****:**			
Current	**36,778**	42,166	**345,658**
Deferred	**12,267**	6,581	**115,291**
	49,045	48,747	**460,949**
Income before minority interests	**60,387**	62,664	**567,547**
Minority interests in earnings of subsidiaries	**(35)**	(1)	**(329)**
Net income	**¥ 60,352**	¥ 62,663	**$ 567,218**

See notes to consolidated financial statements.

Consolidated Statements of Changes in Net Assets

Sekisui House, Ltd. and Subsidiaries
Years ended January 31, 2008 and 2007

	Number of shares in issue	Millions of yen: Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Net unrealized holding gain on securities	Deferred losses on hedges	Translation adjustments	Stock subscription rights	Minority interests	Total net assets
Balance at January 31, 2006	**709,385,078**	**¥186,554**	**¥237,523**	**¥285,574**	**¥(48,379)**	**¥24,530**	–	**¥(40)**	–	–	**¥685,762**
Reclassified balance as of January 31, 2006...	–	–	–	–	–	–	–	–	–	¥272	272
Net income for the year..................................	–	–	–	62,663	–	–	–	–	–	–	62,663
Cash dividends..	–	–	–	(13,755)	–	–	–	–	–	–	(13,755)
Bonuses to directors and corporate auditors....	–	–	–	(644)	–	–	–	–	–	–	(644)
Purchases of treasury stock............................	–	–	–	–	(481)	–	–	–	–	–	(481)
Retirement of treasury stock............................	–	–	16,610	–	48,198	–	–	–	–	–	64,808
Other changes...	–	–	–	–	–	(495)	–	186	–	(13)	(322)
Balance at January 31, 2007	**709,385,078**	**¥186,554**	**¥254,133**	**¥333,838**	**¥(662)**	**¥24,035**	–	**¥146**	–	**¥259**	**¥798,303**
Net income for the year..................................	–	–	–	60,352	–	–	–	–	–	–	60,352
Cash dividends..	–	–	–	(16,625)	–	–	–	–	–	–	(16,625)
Purchases of treasury stock............................	–	–	–	–	(57,905)	–	–	–	–	–	(57,905)
Retirement of treasury stock............................	–	–	(6)	–	36	–	–	–	–	–	30
Other changes...	–	–	–	–	–	(13,142)	¥(4)	¥(146)	¥67	33	(13,192)
Balance at January 31, 2008	**709,385,078**	**¥186,554**	**¥254,127**	**¥377,565**	**¥(58,531)**	**¥10,893**	**¥(4)**	–	**¥67**	**¥292**	**¥770,963**

	Thousands of U.S. dollars (Note 1): Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Net unrealized holding gain on securities	Deferred losses on hedges	Translation adjustments	Stock subscription rights	Minority interests	Total net assets
Balance at January 31, 2007	**$1,753,327**	**$2,388,468**	**$3,137,575**	**$(6,221)**	**$ 225,893**	–	**$ 1,372**	–	**$ 2,434**	**$7,502,848**
Net income for the year..................................	–	–	567,218	–	–	–	–	–	–	567,218
Cash dividends..	–	–	(156,250)	–	–	–	–	–	–	(156,250)
Purchases of treasury stock............................	–	–	–	(544,220)	–	–	–	–	–	(544,220)
Retirement of treasury stock............................	–	(56)	–	338	–	–	–	–	–	282
Other changes...	–	–	–	–	(123,515)	$ (38)	$(1,372)	$ 630	310	(123,985)
Balance at January 31, 2008	**$1,753,327**	**$2,388,412**	**$3,548,543**	**$(550,103)**	**$ 102,378**	**$ (38)**	–	**$ 630**	**$ 2,744**	**$7,245,893**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Sekisui House, Ltd. and Subsidiaries
Years ended January 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	**2008**
Cash flows from operating activities			
Income before income taxes and minority interests	**¥ 109,432**	¥ 111,411	**$ 1,028,496**
Adjustments for:			
Depreciation and amortization	**14,157**	12,232	**133,055**
Decrease in accrued retirement benefits	**(1,596)**	(4,440)	**(15,000)**
Increase in prepaid pension cost	**(6,918)**	(181)	**(65,019)**
Interest and dividend income	**(2,799)**	(2,647)	**(26,306)**
Interest expense	**1,153**	106	**10,836**
Loss on revaluation of real estate held for sale	**3,375**	2,828	**31,720**
Loss on revaluation of securities	**566**	7	**5,320**
Decrease (increase) in notes and accounts receivable	**(286)**	12,308	**(2,688)**
Increase in inventories and advance payments	**(213,528)**	(66,862)	**(2,006,842)**
Increase (decrease) in notes and accounts payable	**(10,967)**	4,299	**(103,073)**
Increase (decrease) in advances received on construction projects in progress	**(11,072)**	11,931	**(104,060)**
Other	**(11,513)**	4,608	**(108,206)**
Subtotal	**(129,996)**	85,600	**(1,221,767)**
Interest and dividends received	**2,858**	2,639	**26,861**
Interest paid	**(843)**	(49)	**(7,923)**
Income taxes paid	**(47,299)**	(11,236)	**(444,539)**
Net cash provided by (used in) operating activities	**(175,280)**	76,954	**(1,647,368)**
Cash flows from investing activities			
Proceeds from sales of short-term investments	**1,450**	217	**13,628**
Proceeds from sales of property, plant and equipment	**71**	119	**667**
Purchases of property, plant and equipment	**(44,552)**	(22,659)	**(418,722)**
Proceeds from sales of investments in securities	**434**	10,693	**4,079**
Purchases of investments in securities	**(17,052)**	(3,022)	**(160,263)**
Decrease in loans receivable	**1,604**	2,678	**15,075**
Other	**(1,855)**	(1,269)	**(17,434)**
Net cash used in investing activities	**(59,900)**	(13,243)	**(562,970)**
Cash flows from financing activities			
Increase in short-term bonds payable	**40,000**	—	**375,940**
Proceeds from long-term debt	**40,391**	20,049	**379,614**
Proceeds from issuance of bonds	**59,977**	—	**563,694**
Cash dividends paid	**(16,625)**	(13,755)	**(156,250)**
Increase in treasury stock	**(57,855)**	(480)	**(543,750)**
Proceeds from sales of treasury stock	**—**	64,794	**—**
Other	**29**	14	**273**
Net cash provided by financing activities	**65,917**	70,622	**619,521**
Effect of exchange rate changes on cash and cash equivalents	**—**	186	**—**
Net increase (decrease) in cash and cash equivalents	**(169,263)**	134,519	**(1,590,817)**
Cash and cash equivalents at beginning of the year	**229,499**	94,980	**2,156,945**
Cash and cash equivalents at end of the year	**¥60,236**	¥229,499	**$ 566,128**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Sekisui House, Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
January 31, 2008 and 2007

1. Basis of Preparation

Sekisui House, Ltd. (the "Company") and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Corporation Law of Japan and the Financial Instruments and Exchange Law of Japan and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards. The Company's overseas subsidiary maintains its accounts and records in conformity with the accounting principles generally accepted and the practices prevailing in its country of domicile.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements prepared by the Company as required by the Financial Instruments and Exchange Law of Japan. In preparing the accompanying consolidated financial statements, certain reclassifications and rearrangements have been made to present them in a form which is familiar to readers outside Japan. In addition, the notes to the accompanying consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Certain reclassifications of previously reported amounts have been made to conform the consolidated financial statements for the year ended January 31, 2007 to the 2008 presentation. Such reclassifications had no effect on consolidated net income or net assets.

The translation of Japanese yen amounts into U.S. dollars is included solely for the convenience of the reader and has been made at ¥106.40 = U.S.$1.00, the approximate rate of exchange in effect on January 31, 2008. This translation should not be construed as a representation that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollar amounts at the above or any other rate.

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all its subsidiaries (collectively, the "Group") based on the control or influence concept. All significant intercompany transactions and accounts have been eliminated in consolidation.

Investments in affiliates (companies over which the Company has the ability to exercise significant influence) are accounted for by the equity method.

Goodwill and negative goodwill are amortized using the straight-line method over their respective determinable useful lives or a period of five years if the useful lives are indeterminable.

(b) Foreign currency translation

All monetary assets and liabilities denominated in foreign currencies are translated into yen at the rates of exchange in effect at the balance sheet date, except that receivables and payables hedged by qualified forward foreign exchange contracts are translated at the corresponding forward foreign exchange contract rates. Gain or loss on each translation is credited or charged to income.

The financial statements of the overseas subsidiary are translated into yen at the rate of exchange in effect at the balance sheet date except that the components of net assets are translated at their historical exchange rates. Differences resulting from translating the financial statements of the overseas subsidiary have not been included in the determination of net income, but are presented as translation adjustments in the accompanying consolidated balance sheets.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, deposits held at call with banks, net of overdrafts, and all highly liquid investments with maturities of three months or less.

(d) Short-term investments and investments in securities

Securities other than those of affiliates are classified into three categories: trading securities, held-to-maturity debt securities and other securities.

Trading securities, consisting of debt and marketable equity securities, are stated at fair value. Gain or loss, both realized and unrealized, is credited or charged to income. Held-to-maturity debt securities are stated at amortized cost. Marketable securities classified as other securities are carried at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, reported as a separate component of net assets. Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

Under the Corporation Law of Japan, unrealized holding gain on other securities, net of the related taxes, is not available for distribution as dividends.

(e) Inventories

The individual cost method is applied to land held for sale, construction for sale and contracts in process.

Other inventories are stated at cost determined by the moving average method.

(f) Property, plant and equipment

Property, plant and equipment is stated on the basis of cost. Depreciation is computed principally by the declining-balance method at rates based on the estimated useful lives of the respective assets. The straight-line method is applied to buildings (except for structures attached to the buildings).

Change in method of depreciation

Effective the year ended January 31, 2008, the Company and its domestic subsidiaries changed their method of accounting for depreciation of property, plant and equipment acquired on or after April 1, 2007. This change was made based on an amendment to the Corporation Tax Law.

As a result of the adoption of this accounting standard, income before income taxes and minority interests decreased by ¥390 million ($3,665 thousand) for the year ended January 31, 2008 from the amount which would have been recorded under the method applied in the previous year.

(g) Leases

Non-cancelable lease transactions are accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements which stipulate the transfer of ownership of the leased property to the lessee are accounted for as finance leases.

(h) Allowance for doubtful accounts

The allowance for doubtful accounts has been provided based on the Company's and its subsidiaries' historical experience with respect to write-offs plus an estimate of the amount of specific uncollectible accounts.

(i) Income taxes

Income taxes are calculated based on taxable income and are determined in accordance with the applicable tax laws and charged to income on an accrual basis. The Group recognizes the tax effect of the temporary differences between assets and liabilities for financial reporting purposes and for income tax purposes.

(j) Allowance for employees' bonuses

Allowance for employees' bonuses is provided at the estimated amount of bonuses to be paid to the employees in the following year which has been allocated to the current fiscal year.

(k) Allowance for directors' and corporate auditors' bonuses

Allowance for directors' and corporate auditors' bonuses is provided for payments of bonuses to directors and corporate auditors based on an estimated amount.

(l) Accrued retirement benefits

Employees of the Company and its domestic subsidiaries are covered by an employees' retirement allowances plan and an employees' pension plan. The employees' retirement allowances plan provides for a lump-sum payment determined by reference to the rate of pay, length of service and conditions under which termination occurs. The employees' pension plan, which is a funded defined pension plan, covers approximately 75% of the benefits under the retirement allowances plan for employees retiring after three or more years of service.

Accrued retirement benefits are provided based on the amount of the projected benefit obligation reduced by the pension plan assets at fair value at the end of the year.

Actuarial gain or loss is amortized in the year following the year in which such gain or loss is recognized principally by the straight-line method over a period of 5 years, which falls within the estimated average remaining years of service of the eligible employees.

Prior service cost is amortized by the straight-line method over a period of 5 years, which falls within the estimated average remaining years of service of the eligible employees.

Directors, corporate auditors and executive officers of the consolidated subsidiaries are customarily entitled to lump-sum payments under an unfunded retirement allowances plan. The provision for retirement allowances for these officers has been made at an estimated amount based on each subsidiary's internal regulations.

(m) Research and development cost and computer software

Research and development cost is charged to income as incurred.

Cost relating to computer software developed for internal use is charged to income when incurred, except if it has been determined that the software will contribute to the future generation of income or cost savings. Such expenditures are capitalized as assets and amortized by the straight-line method over a period of 5 years.

(n) Accounting for warranty expenses

The Company provides after-sales service for twenty years for structural defects in detached houses and low-rise apartment buildings as well as a ten-year warranty under the Housing Quality Assurance Act except for buildings other than houses.

Expenses in connection with repair services or warranties are charged to manufacturing overhead as incurred and had no material effect on net income.

3. Changes in Method of Accounting

(a) Accounting Standard for Share-Based Payment including stock options

Effective the year ended January 31, 2008, the Company and its domestic subsidiaries have adopted "Accounting Standard for Share-Based Payment" (Accounting Standards Board of Japan (ASBJ) Statement No.8 issued on December 27, 2005) and "Guidance on Accounting Standard for Share-Based Payment" (ASBJ Guidance No.11 issued on May 31, 2006).

As a result of the adoption of this accounting standard, income before income taxes and minority interests decreased by ¥67 million ($630 thousand) for the year ended January 31, 2008 from the amount which would have been recorded under the method applied in the previous year.

(b) Accounting Standards for Business Combinations and Business Divestitures

Effective the year ended January 31, 2008, the Company and its domestic subsidiaries have adopted "Accounting Standard for Business Combinations" (issued on October 31, 2003 by the Business Accounting Council of Japan), "Accounting Standard for Business Divestitures" (ASBJ Statement No.7 issued on December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No.10 issued on November 15, 2007).

(c) Bonuses to directors

Effective the year ended January 31, 2007, the Company and its domestic subsidiaries adopted "Accounting Standard for Directors' Bonuses" (ASBJ Statement No. 4 issued on November 29, 2005).

As a result of the adoption of this accounting standard, income before income taxes and minority interests decreased by ¥840 million for the year ended January 31, 2007 from the amount which would have been recorded under the method applied in the previous year.

(d) Retirement benefits

Effective the year ended January 31, 2007, the Company adopted "Amendments to a Part of Accounting Standard for Retirement Benefits" (ASBJ Statement No. 3 issued on March 16, 2005) and "Guidance on Amendments to a Part of Accounting Standard for Retirement Benefits" (ASBJ Guidance No.7 issued on March 16, 2005).

As a result of the adoption of this accounting standard, income before income taxes and minority interests increased by ¥1,207 million for the year ended January 31, 2007 over the amount which would have been recorded under the method applied in the previous year.

4. Short-Term Investments and Investments in Securities

Held-to-maturity debt securities and other securities at January 31, 2008 and 2007 were as follows:

	Millions of yen							
	Held-to-maturity debt securities							
	2008				2007			
	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Market value determinable:								
Bonds	¥ 1,354	¥ 6	¥ (0)	¥ 1,360	¥ 1,641	¥ 0	¥ (3)	¥ 1,638
	¥ 1,354	¥ 6	¥ (0)	¥ 1,360	¥ 1,641	¥ 0	¥ (3)	¥ 1,638
Market value not determinable:								
Bonds	¥ 7,000	–	–	–	¥ 2,101	–	–	–
	¥ 7,000	–	–	–	¥ 2,101	–	–	–

	Thousands of U.S. dollars			
	Held-to-maturity debt securities			
	2008			
	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Market value determinable:				
Bonds	$ 12,726	$ 56	$(0)	$ 12,782
	$ 12,726	$ 56	$(0)	$ 12,782
Market value not determinable:				
Bonds	$ 65,789	–	–	–
	$ 65,789	–	–	–

	Millions of yen							
	Other securities							
	2008				2007			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)
Market value determinable:								
Equity securities	¥51,694	¥20,367	¥ (2,105)	¥69,956	¥44,054	¥40,387	¥ (59)	¥84,382
	¥51,694	¥20,367	¥ (2,105)	¥69,956	¥44,054	¥40,387	¥ (59)	¥84,382
Market value not determinable:								
Equity securities	¥ 3,600	–	–	–	¥ 2,586	–	–	–
Other	999	–	–	–	999	–	–	–
	¥ 4,599	–	–	–	¥ 3,585	–	–	–

	Thousands of U.S. dollars			
	Other securities			
	2008			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)
Market value determinable:				
Equity securities	$485,846	$191,419	$(19,784)	$657,481
	$485,846	$191,419	$(19,784)	$657,481
Market value not determinable:				
Equity securities	$33,835	–	–	–
Other	9,389	–	–	–
	$43,224	–	–	–

5. Inventories

Inventories at January 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Land held for sale, including land held for development	¥562,067	¥368,705	$5,282,585
Construction for sale, including projects under construction	97,932	72,442	920,414
Contracts in process	42,802	52,205	402,274
Other	6,384	5,874	60,000
	¥709,185	¥499,226	$6,665,273

6. Investments in Affiliates

Investments in affiliates at January 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Investments in capital stock, at cost	¥ 2,637	¥ 1,141	$ 24,784
Equity in undistributed gain and loss since acquisition, net	391	247	3,675
	¥ 3,028	¥ 1,388	$ 28,459

7. Short-Term Bonds Payable and Long-Term Debt

Short-term bonds payable at January 31, 2008 were unsecured commercial paper at an interest rate of 0.60% per annum.

Long-term debt at January 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Interest Libor + 0.55% unsecured loans from a bank, due 2011	¥ 20,000	¥ 20,000	$ 187,970
Interest Tibor + 0.45% unsecured loans from banks, due 2010	40,000	–	375,940
Unsecured loans at interest rates ranging from 2.4% to 2.6% from service trades, due 2012	441	49	4,144
1.37% yen unsecured bonds, due 2012	59,977	–	563,694
	¥120,418	¥ 20,049	$1,131,748

The aggregate annual maturities of long-term debt subsequent to January 31, 2008 are summarized as follows:

Year ending January 31,	Millions of yen	Thousands of U.S. dollars
2011	¥ 40,000	$ 375,940
2012	20,000	187,970
2013 and thereafter	60,418	567,838
	¥120,418	$1,131,748

8. Mortgaged and Pledged Assets

The following assets, recorded at net book value at January 31, 2008 and 2007, were either mortgaged or pledged for guarantees of bank loans of third parties and guarantee deposits received and other, and totaled ¥2,519 million ($23,675 thousand) and ¥2,955 million, respectively.

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Inventories	¥ 3,541	¥ 3,972	$ 33,280
Land	192	192	1,804
Buildings	692	726	6,504
Investments in affiliates	2	2	19
	¥ 4,427	¥ 4,892	$ 41,607

9. Income Taxes

The Company and its domestic subsidiaries are subject to several taxes based on income which, in the aggregate, resulted in a statutory tax rate of approximately 40.4% for the years ended January 31, 2008 and 2007. The overseas subsidiary is subject to the income taxes of the country in which it operates.

The effective tax rates reflected in the accompanying consolidated statements of income for the years ended January 31, 2008 and 2007 differ from the above statutory tax rate for the following reasons:

	2008	2007
Statutory tax rate	40.4%	40.4%
Non-deductible entertainment expenses	1.6	1.7
Non-taxable dividend income	(0.2)	(0.5)
Inhabitants' per capita taxes	0.6	0.6
Valuation allowance	2.8	1.7
Other	(0.4)	(0.1)
Effective tax rates	44.8%	43.8%

The significant components of the Group's deferred tax assets at January 31, 2008 and 2007 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Loss on revaluation of real estate held for sale	¥ 37,446	¥ 41,929	$ 351,936
Retirement benefits	8,403	9,002	78,976
Loss on impairment of fixed assets	7,348	6,966	69,060
Accrued bonuses	6,909	8,140	64,934
Accrued enterprise tax	2,189	3,046	20,573
Net unrealized holding gain on securities	(7,384)	(16,293)	(69,398)
Other	3,679	6,105	34,577
Less valuation allowance	(8,152)	(5,101)	(76,617)
Total deferred tax assets	¥ 50,438	¥ 53,794	$ 474,041

10. Shareholders' Equity

The new Corporation Law of Japan (the "Law"), which superseded most of the provisions of the Commercial Code of Japan (the "Code"), went into effect on May 1, 2006. The Law provides that an amount equal to 10% of the amount to be disbursed as distributions of capital surplus (other than the capital reserve) and retained earnings (other than the legal reserve) be transferred to the capital reserve and the legal reserve, respectively, until the sum of the capital reserve and the legal reserve equals 25% of the capital stock account. Such distributions can be made at any time by resolution of the shareholders, or by the Board of Directors if certain conditions are met.

The Company's legal reserve included in retained earnings at January 31, 2008 and 2007 amounted to ¥23,129 million ($217,378 thousand) and ¥23,129 million respectively.

Under the Law, upon the issuance and sale of new shares of common stock, the entire amount of the proceeds is required to be accounted for as common stock, although a company may, by resolution of the Board of Directors, account for an amount not exceeding one-half of the proceeds of the sale of new shares as additional paid-in capital.

Stock-based compensation plan

In accordance with the Law, on June 7, 2007, the Company granted certain stock options (the 2007 plan) to directors and executive officers of the Company based on the approval of a resolution by the Board of Directors at a meeting held on May 17, 2007. Under the terms of this plan, 55,000 shares of common stock have been reserved at an exercise price of ¥1 per share. The options became exercisable on June 8, 2007 and are scheduled to expire on June 7, 2027.

In accordance with the Code, a stock option plan (the 2006 plan) for directors and executive officers of the Company was approved at the annual general meeting of the shareholders held on April 27, 2006. Under the terms of this plan, 48,000 shares of common stock have been reserved at an exercise price of ¥1 per share. The options became exercisable on April 28, 2006 and are scheduled to expire on April 27, 2026.

Information regarding the Company's stock option plans is summarized as follows:

	The 2007 plan	The 2006 plan
Number of stock options:		
Outstanding at February 1, 2007	–	48,000
Granted	55,000	–
Cancelled	–	1,000
Exercised	–	–
Outstanding at January 31, 2008	55,000	47,000
Fair value of stock options as of the grant date	¥ 1,571	–

Treasury stock

Movements in treasury stock during the years ended January 31, 2008 and 2007 are summarized as follows:

	Number of shares 2008			
	January 31, 2007	Increase	Decrease	January 31, 2008
Treasury stock	484,974	32,732,321	21,069	33,196,226

	2007			
	January 31, 2006	Increase	Decrease	January 31, 2007
Treasury stock	43,220,144	273,431	43,008,601	484,974

11. Research and Development Cost

Research and development cost charged to income amounted to ¥6,299 million ($59,201 thousand) and ¥6,114 million for the years ended January 31, 2008 and 2007, respectively.

12. Accrued Retirement Benefits

The following table sets forth the funded and accrued status of the pension plans, and the amounts recognized in the accompanying consolidated balance sheets at January 31, 2008 and 2007 for the Group's defined benefit pension plans:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Retirement benefit obligation at end of year	¥(208,395)	¥(196,857)	$(1,958,600)
Fair value of plan assets at end of year	180,072	195,522	1,692,406
Unfunded retirement benefit obligation	(28,323)	(1,335)	(266,194)
Unrecognized actuarial loss (gain)	15,635	(16,657)	146,945
Unrecognized prior service cost	(501)	(3,511)	(4,708)
Net retirement benefit obligation	(13,189)	(21,503)	(123,957)
Prepaid pension cost	6,918	200	65,019
Accrued retirement benefits	¥ (20,107)	¥ (21,703)	$ (188,976)

The components of net retirement benefit expenses for the years ended January 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Service cost	¥ 11,070	¥ 10,380	$ 104,041
Interest cost	4,785	4,764	44,972
Expected return on plan assets	(7,606)	(7,102)	(71,485)
Amortization:			
Actuarial (gain) loss	(1,230)	2,820	(11,560)
Past service cost	(3,009)	(3,009)	(28,280)
Retirement benefit expenses	¥ 4,010	¥ 7,853	$ 37,688

The assumptions used in accounting for the defined benefit pension plans for the years ended January 31, 2008 and 2007 were as follows:

	2008	2007
Discount rate	2.5%	2.5%
Expected rate of return on plan assets	4.0%	4.0%

13. Contingent Liabilities

The Group had the following contingent liabilities at January 31, 2008:

	Millions of yen	Thousands of U.S. dollars
Guarantees of housing loans to customers	¥61,731	$580,179
Guarantees of bank loans of a third party	889	8,355
	¥62,620	$588,534

14. Leases

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and net book value of property leased to the Group at January 31, 2008 and 2007, which would have been reflected in the accompanying consolidated balance sheets if finance leases other than those which transfer the ownership of the leased property (currently accounted for as operating leases) were capitalized:

	Millions of yen					
	2008			2007		
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Buildings and structures	¥ 33,857	¥ 24,186	¥ 9,671	¥ 38,218	¥ 23,504	¥ 14,714
Machinery and equipment	8,423	6,184	2,239	7,658	5,516	2,142
Other	1,779	1,058	721	1,783	927	856
	¥ 44,059	¥ 31,428	¥ 12,631	¥ 47,659	¥ 29,947	¥ 17,712

	Thousands of U.S. dollars		
	2008		
	Acquisition costs	Accumulated depreciation	Net book value
Buildings and structures	$318,205	$227,312	$ 90,893
Machinery and equipment	79,163	58,120	21,043
Other	16,720	9,944	6,776
	$414,088	$295,376	$118,712

Lease payments relating to finance leases other than those which transfer the ownership of the leased property amounted to ¥6,591 million ($61,945 thousand) and ¥7,288 million for the years ended January 31, 2008 and 2007, respectively.

Future minimum lease payments subsequent to January 31, 2008 for finance leases other than those which transfer the ownership of the leased property are summarized as follows:

Year ending January 31,	Millions of yen	Thousands of U.S. dollars
2009	¥ 5,335	$ 50,141
2010 and thereafter	8,005	75,235
	¥ 13,340	$ 125,376

15. Derivatives and Hedging Activities

Derivative financial instruments are utilized by the Company to reduce the risk arising from foreign exchange rate fluctuation. The Company has established a control environment which includes policies and procedures for risk assessment and for the approval, reporting and monitoring of transactions involving derivative financial instruments. The Company does not enter into derivatives transactions for speculative trading purposes.

The Company is exposed to certain market risk arising from its forward foreign exchange contracts. The Company is also exposed to the risk of credit loss in the event of non-performance by the counterparties to currency-related derivatives transactions; however, the Company does not anticipate non-performance by any of these counterparties all of whom are financial institutions with high credit ratings.

Derivatives positions are carried at fair value with any changes in unrealized gain or loss charged or credited to income, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or a liability.

16. Amounts per Share

	Yen		U.S. dollars
	2008	2007	2008
Net income:			
Basic	¥ 87.70	¥ 89.26	$ 0.82
Diluted	87.68	89.25	0.82
Net assets	1,139.63	1,125.75	10.71
Cash dividends	24.00	22.00	0.23

Basic net income per share has been computed based on the net income available for distribution to shareholders of common stock and the weighted-average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the net income available for distribution to the shareholders and the weighted-average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the exercise of stock options.

Amounts per share of net assets have been computed based on the net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end.

Cash dividends per share of the Company represent the cash dividends declared as applicable to the respective years together with the interim cash dividends paid.

Financial data for the computation of basic net income per share for the years ended January 31, 2008 and 2007 in the table above is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Information on basic net income per share:			
Net income	¥ 60,352	¥ 62,663	$ 567,218
Adjusted net income available to common stockholders	¥ 60,352	¥ 62,663	$ 567,218
	Thousands of shares		
	2008	2007	
Weighted-average number of shares of common stock outstanding during the year	688,197	702,042	

Financial data for the computation of net assets per share at January 31, 2008 and 2007 in the above table is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Total net assets	¥ 770,963	¥ 798,303	$ 7,245,893
Deductions from total net assets:			
Stock subscription rights	67	–	630
Minority interests	292	258	2,744
Total net assets available to common stockholders	¥ 770,604	¥ 798,045	$ 7,242,519
	Thousands of shares		
	2008	2007	
Number of shares of common stock used in the calculation of net assets per share	676,188	708,900	

17. Loss on Revaluation of Real Estate Held for Sale

Real estate held for sale at January 31, 2008 and 2007, the market value of which has declined significantly from its carrying value, has been written down to its fair market value.

18. Segment Information

The Group is primarily engaged in the construction, purchase, administration and sale of residential properties; the design, contracting, execution, and supervision of construction projects; real estate brokerage, and landscaping.

In the built-to-order housing segment, the Company prefabricates, builds to order and sells steel frames, wooden frames, and concrete houses and low-rise apartment buildings on land owned by customers. The real estate for sale segment includes sales of land, built-for-sale houses, and also the portion of built-to-order sales where the Company also sold the land, and sales of condominiums. In the real estate for leasing segment, the Company leases, subleases and manages detached houses, low-rise apartment buildings, condominiums, commercial buildings, shops, and so forth. The other segment is involved in contracts for the design of condominiums and commercial buildings, the construction and remodeling of houses, and landscape and garden design and construction.

Business segment information of the Group for the years ended January 31, 2008 and 2007 is outlined as follows:

	Millions of yen						
	2008						
	Built-to-order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	¥ 704,507	¥ 403,083	¥ 334,531	¥ 155,686	¥1,597,807	–	¥1,597,807
Intragroup sales and transfers	10,590	–	1,697	4,437	16,724	¥ (16,724)	–
Net sales	715,097	403,083	336,228	160,123	1,614,531	(16,724)	1,597,807
Operating expenses	641,535	345,373	320,946	156,219	1,464,073	24,006	1,488,079
Operating income	¥ 73,562	¥ 57,710	¥ 15,282	¥ 3,904	¥ 150,458	¥ (40,730)	¥ 109,728
Total assets	¥ 194,031	¥ 723,748	¥ 227,963	¥ 33,428	¥1,179,170	¥ 170,271	¥1,349,441
Depreciation and amortization	¥ 6,559	¥ 980	¥ 4,102	¥ 389	¥ 12,030	¥ 2,127	¥ 14,157
Capital expenditures	¥ 14,364	¥ 163	¥ 36,690	¥ 108	¥ 51,325	¥ 3,088	¥ 54,413

	Millions of yen						
	2007						
	Built-to-order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	¥ 717,678	¥ 421,020	¥ 310,211	¥ 147,274	¥1,596,183	–	¥1,596,183
Intragroup sales and transfers	8,191	44	1,670	3,333	13,238	¥ (13,238)	–
Net sales	725,869	421,064	311,881	150,607	1,609,421	(13,238)	1,596,183
Operating expenses	645,975	368,175	297,782	146,953	1,458,885	25,727	1,484,612
Operating income	¥ 79,894	¥ 52,889	¥ 14,099	¥ 3,654	¥ 150,536	¥ (38,965)	¥ 111,571
Total assets	¥ 192,986	¥ 518,008	¥ 199,766	¥ 29,730	¥ 940,490	¥ 338,280	¥1,278,770
Depreciation and amortization	¥ 5,471	¥ 874	¥ 3,675	¥ 343	¥ 10,363	¥ 1,869	¥ 12,232
Capital expenditures	¥ 11,029	¥ 81	¥ 13,696	¥ 53	¥ 24,859	¥ 1,832	¥ 26,691

	Thousands of U.S. dollars						
	2008						
	Built-to-order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	$ 6,621,306	$ 3,788,374	$ 3,144,089	$ 1,463,214	$15,016,983	–	$15,016,983
Intragroup sales and transfers	99,530	–	15,949	41,701	157,180	$ (157,180)	–
Net sales	6,720,836	3,788,374	3,160,038	1,504,915	15,174,163	(157,180)	15,016,983
Operating expenses	6,029,464	3,245,987	3,016,410	1,468,223	13,760,084	225,621	13,985,705
Operating income	$ 691,372	$ 542,387	$ 143,628	$ 36,692	$ 1,414,079	$ (382,801)	$ 1,031,278
Total assets	$ 1,823,600	$ 6,802,143	$ 2,142,509	$ 314,173	$11,082,425	$1,600,291	$12,682,716
Depreciation and amortization	$ 61,645	$ 9,210	$ 38,553	$ 3,656	$ 113,064	$ 19,991	$ 133,055
Capital expenditures	$ 135,000	$ 1,532	$ 344,831	$ 1,015	$ 482,378	$ 29,022	$ 511,400

As more than 90% of the consolidated net sales for the years ended January 31, 2008 and 2007 were made in Japan, the disclosure of geographical segment information and overseas sales information has been omitted.

19. Subsequent Events

(a) The following appropriation of retained earnings of the Company, which has not been reflected in the accompanying consolidated financial statements for the year ended January 31, 2008, was approved at a shareholders' meeting held on April 24, 2008:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends of ¥12.00 ($0.11) per share	¥8,116	$76,278

(b) Retirement of Treasury Stock
On April 25, 2008, the Company retired 32,500 thousand shares of common stock held in treasury at a cost of ¥57,437 million ($539,821 thousand) based on a resolution of the Board of Directors of the Company at a meeting held on March 3, 2008.

As a result of the above retirement of common stock held in treasury, the number of shares in issue decreased to 676,885 thousand.

Report of Independent Auditors

The Board of Directors
Sekisui House, Ltd.

We have audited the accompanying consolidated balance sheets of Sekisui House, Ltd. and subsidiaries as of January 31, 2008 and 2007, and the related consolidated statements of income, changes in net assets, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sekisui House, Ltd. and subsidiaries at January 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Supplemental information

As described in Note 19(b), on April 25, 2008, the Company retired certain of its shares of common stock held in treasury based on a resolution of the Board of Directors of the Company at a meeting held on March 3, 2008.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended January 31, 2008 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

April 25, 2008

Ernst & Young ShinNihon

Ernst & Young Shin Nihon & Co.
Auditors

Corporate Data (As of January 31, 2008)

Corporate Officers

President & CEO
Isami Wada

Executive Vice President & Directors
Tadashi Iwasaki
Kazuo Yoshimitsu

Directors
Akira Morimoto
Sumio Wada
Shiro Inagaki
Yoshiro Kubota
Toshinori Abe
Yuzo Matsumoto
Fumiaki Hirabayashi
Toshiharu Arakawa
Kiyohide Hirabayashi
Takashi Uchida

Standing Corporate Auditors
Hiroshi Itawaki
Kenichi Kawauchi

Corporate Auditors
Takaharu Dohi
Katsuya Kittaka

Executive Vice President & Officers
Tadashi Iwasaki
Kazuo Yoshimitsu

Senior Managing Officers
Akira Morimoto
Sumio Wada
Shiro Inagaki
Yoshiro Kubota
Toshinori Abe

Managing Officers
Yuzo Matsumoto
Fumiaki Hirabayashi
Toshiharu Arakawa
Kiyohide Hirabayashi
Takashi Uchida
Junichi Terada
Mikio Ishikawa
Tetsuo Iku

Executive Officers
Hisashi Murao
Daiji Kuroki
Kenji Imamura
Takaaki Shigematsu
Mitsugu Iijima
Shinichi Yamada
Katsuaki Shimoda
Kenji Hatanaka
Hidehiro Yamaguchi
Akihisa Terasaki

OUTLINE OF THE COMPANY

(As of January 31, 2008)

Established
August 1, 1960

Capital Stock Issued
¥186,554 million

Employees
16,697 (As of April 1, 2008)

Head Office
Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome Kita-ku Osaka
531-0076 Japan
Phone: 81-6-6440-3111
Facsimile: 81-6-6440-3369

Factories
Shiga, Ibaraki, Shizuoka, Yamaguchi, Miyagi and Hyogo

Laboratory
Kyoto

Domestic Subsidiaries and Affiliates
Sekiwa Real Estate Sapporo, Ltd.
Sekiwa Real Estate Tohoku, Ltd.
Sekiwa Real Estate, Ltd.
Sekiwa Real Estate Chubu, Ltd.
Sekiwa Real Estate Kansai, Ltd.
Sekiwa Real Estate Chugoku, Ltd.
Sekiwa Real Estate Kyushu, Ltd.
KRM
Sekisui House Umeda Operation Co., Ltd.
SGM Operation Co., Ltd. etc
All 82 subsidiaries and 6 affiliates

Stock Listing
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

American Depositary Receipts
Depositary:
The Bank of New York

SEKISUI HOUSE

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome,
Kita-ku Osaka 531-0076, Japan
Phone:81-6-6440-3111
Facsimile:81-6-6440-3369
http://www.sekisuihouse.co.jp/

END